QUINTEK TECHNOLOGIES, INC.
                               17951 LYONS CIRCLE
                           HUNTINGTON BEACH, CA 92647

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AUGUST 3, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

            Attn: Elaine Wolff, Branch Chief
                  Division of Corporation Finance

                  Amanda McManus, Esq.

            Re:   Quintek Technologies, Inc.
                  File No. 0-29719
                  Preliminary Proxy Statement filed June 27, 2006

Ladies and Gentlemen:

      The following response address the comment of the reviewing Staff of the Commission as set forth in a comment letter dated July 6, 2006 (the "Comment Letter") relating to the Preliminary Proxy Statement on Form 14A (the "Proxy Statement") of Quintek Technologies, Inc. (the "Company"). The answer set forth herein refers to the Staffs' comment by number.

      We are filing herewith the Company's Definitive Proxy Statement.

1. We note that proposal 5 relates to approval of your 2006 Stock Incentive Plan. Please file a copy of the proposed plan as an appendix to your proxy statement, as required by general instruction 3 to Item 10 of Schedule 14A.

      Response

      We have filed a copy of our 2006 Stock Incentive Plan as Exhibit B to our definitive proxy statement, in accordance with Instruction 3 to Item 10 of
      Schedule 14A.

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Securities and Exchange Commission
August 3, 2006
Page 2 of 2

      We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

      The Company acknowledges that: 1) it is responsible for the adequacy and accuracy of the disclosure in the filing; 2) staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                Very truly yours,

                                                /s/ ROBERT STEELE
                                                -----------------
                                                Robert Steele
                                                Chief Executive Officer